[LETTERHEAD OF STUBBS, ALDERTON & MARKILES, LLP]

                                           JOHN MCILVERY
                                           Partner
                                           Direct Voice 818.444.4502
                                           Direct Fax   818.444.6302
                                           Mobile       626.705.0758
                                           E-Mail       jmcilvery@biztechlaw.com


April 6, 2009

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549-1004

         RE:      NATIONAL COAL CORP.
                  REGISTRATION STATEMENT ON FORM S-3
                  FILED NOVEMBER 25, 2008
                  FILE NO. 333-155659

Ladies and Gentlemen:

         On behalf of National Coal Corp. (the "COMPANY"), we hereby provide the following responses in reply to the Staff's comment letter, dated December 22, 2008 (the "COMMENT LETTER"). The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response set forth below corresponds to the numbering used in the Comment Letter. Concurrently with the delivery of this letter, the Company will file Amendment No. 1 to the above referenced registration statement on Form S-3 to reflect the revisions identified below.

THE OFFERING, PAGE 3

1. WE NOTE THAT ON DECEMBER 29, 2005, YOU SOLD 55,000 WARRANTS EXERCISABLE INTO 1,732,632 SHARES OF COMMON STOCK. WE ALSO NOTE THAT YOUR
         REGISTRATION STATEMENT RELATES TO 1,638,125 SHARES OF COMMON STOCK UNDERLYING WARRANTS THAT WERE ISSUED IN THIS DECEMBER 29, 2005 TRANSACTION. WE FURTHER NOTE THAT, PURSUANT TO A FORM S-3 THAT WAS DECLARED EFFECTIVE ON JULY 28, 2006, 333-134147, YOU HAVE ALREADY REGISTERED 580,375 SHARES OF COMMON STOCK THAT ARE UNDERLYING THE WARRANTS THAT WERE ISSUED IN THIS DECEMBER 29, 2005 TRANSACTION. ACCORDINGLY, IT APPEARS THAT YOU ARE ATTEMPTING TO REGISTER TOO MANY SHARES OF COMMON STOCK, WHEN YOU CONSIDER THIS CURRENT FORM S-3 IN CONJUNCTION WITH THE S-3 DECLARED EFFECTIVE ON JULY 28, 2006, IN LIGHT OF THE NUMBERS INVOLVED IN THE DECEMBER 29, 2005 TRANSACTION.


         The registration statement on Form S-3 that was declared effective on July 28, 2006 (the "2006 FORM S-3"), registers for resale by certain specified warrant holders of an aggregate of 580,375 shares of common stock underlying


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
Securities and Exchange Commission
April 6, 2009
Page 2


warrants issued in the December 29, 2005 transaction. At the time the 2006 Form S-3 was filed with the Commission, the Company was not eligible to use Form S-3 for a primary offering of securities by the Company. As a consequence, the Company filed the 2006 Form S-3 to allow warrant holders identified in the registration statement as selling stockholders to sell in a registered transaction the restricted common shares the selling stockholders acquire from the Company in a private placement upon cash exercise of the warrants.

         The Company is now eligible to use Form S-3 for a primary offering, and filed the November 2008 registration statement on Form S-3 (the "2008 FORM S-3") to register the issuance by the Company of the shares of common stock underlying warrants upon the cash exercise of the warrants by the holders thereof. Once the 2008 Form S-3 is declared effective by the Commission, the Company will de-register the warrants and common shares identified in the 2006 Form S-3.

         The Company filed the 2008 Form S-3 to address the primary deficiency with the 2006 Form S-3 - that it does not allow for the immediate resale of common shares acquired upon cash exercise of warrants by persons other than the selling stockholders, without first amending the 2006 Form S-3 and/or filing a prospectus supplement to the extent permitted.

         In 2006 not all of the original warrant holders elected to include their common shares and be identified as selling stockholders in the 2006 Form S-3. Consequently, the 2006 Form S-3 did not register for resale all of the common shares underlying the 55,000 warrants, nor did it include as selling stockholders all of the holders of such warrants as of the effective date of the registration statement. Several of the original holders of warrants who were not identified in the 2006 Form S-3 have since requested that the Company take steps to facilitate their cash exercise of the warrants and their immediate resale of the underlying common shares.

         Additionally, the 2006 Form S-3 does not allow a third party transferee to acquire warrants from a selling stockholder (or any other warrant holder), exercise the warrants for cash in a private placement and immediately resell the underlying restricted common shares.

         After the 2008 Form S-3 is declared effective, the Company will sell shares of common stock to a warrant holder upon the cash exercise of a warrant in a registered transaction pursuant to the prospectus that forms a part of the registration statement. The recipient of the shares would then be eligible to resell the shares acquired from the Company without the resale limitations that would be present had the underlying common shares been issued by the Company in a private placement.

Securities and Exchange Commission
April 6, 2009
Page 3


2. PLEASE TELL US THE STATUS OF THE REGISTRATION STATEMENT ON FORM S-3, 333-134147. BASED ON THE NUMBERS YOU ARE CURRENTLY ATTEMPTING TO REGISTER, IT APPEARS THAT 3,000 WARRANTS AND 94,507 UNDERLYING COMMON SHARES HAVE ALREADY BEEN SOLD. PLEASE TELL US WHAT YOU INTEND TO DO WITH THE REMAINING UNSOLD WARRANTS AND UNDERLYING COMMON SHARES THAT WERE ORIGINALLY REGISTERED ON THE FORM S-3, 333-134147. TELL US WHETHER YOU INTEND TO FILE A POST-EFFECTIVE AMENDMENT TO DE-REGISTER OR PROVIDE AN UPDATE WITH RESPECT TO THOSE REMAINING SECURITIES, AND/OR WHETHER YOU INTEND TO AMEND THE CURRENT S-3 TO REGISTER THE CORRECT AMOUNT OF SHARES AVAILABLE FOR REGISTRATION.

         In June 2008, a holder exercised 3,000 of the warrants on a net issue basis, and the Company issued to the holder a net of 14,176 shares of common stock in a transaction exempt from registration pursuant to Section 3(a)(9) of the Securities Act of 1933. The 3,000 warrants (and the right to acquire 94,507 common shares pursuant thereto) were extinguished upon exercise. No other warrants have been exercised.

         Once the 2008 Form S-3 is declared effective by the Commission, the Company will de-register the remaining unexercised warrants and underlying common shares identified in the 2006 Form S-3. The warrants were issued by the Company over three years ago, and can be transferred by the holders thereof without registration pursuant to Section 4(1) of the Securities Act of 1933 (the "1933 ACT"). Once the 2008 Form S-3 is declared effective, the holders of the warrants will upon cash exercise thereof receive shares from the Company in a registered transaction. Consequently, the 2006 Form S-3 will no longer be required for the transfer of warrants or underlying common shares by the holders thereof.

USE OF PROCEEDS, PAGE 18

3. WE NOTE YOUR DISCLOSURE THAT YOU "CURRENTLY INTEND TO USE THE PROCEEDS FOR GENERAL CORPORATE PURPOSES." PLEASE EXPAND YOUR DISCUSSION TO INCLUDE THE PRINCIPAL REASONS FOR THE OFFERING AS REQUIRED BY ITEM 504 OF REGULATION S-K.

         The principal reason for the offering is to facilitate the cash exercise of the warrants and the immediate resale by the holders of the underlying common shares, whether or not such holders are identified as selling stockholders in a resale registration statement, as described more fully in response to Comment #1 above. The Company will revise the 2008 Form S-3 as requested by the Staff.

ITEM 17 - UNDERTAKINGS, PAGE II-3

4. PLEASE REVISE YOUR REGISTRATION STATEMENT TO INCLUDE THE APPROPRIATE CORRESPONDING UNDERTAKINGS REQUIRED BY ITEMS 512(A)(5) AND 512(A)(6) OF REGULATION S-K OR TELL US WHY YOU DO NOT BELIEVE IT IS APPROPRIATE TO DO SO.

Securities and Exchange Commission
April 6, 2009
Page 4


         The Company has revised the 2008 Form S-3 as requested by the Staff to include the undertakings required by Items 512(a)(5)(ii) and 512(a)(6). The Company is not relying on Rule 430B and therefore did not include the undertakings contained in Item 512(a)(5)(i).

         We hope the above has been responsive to the Staff's comments. If you have any questions or require any additional information or documents, please telephone me at (818) 444-4502.

                                  Sincerely,

                                  /s/ John McIlvery
                                  --------------------
                                  John McIlvery



cc:      Daniel Roling
         Michael Castle